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                               HALLIBURTON COMPANY
                   5 Houston Center, 1401 McKinney, Ste. 2400
                                Houston, TX 77010
                                 (713) 759-2600


November 18, 2004


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Halliburton Registration Statement on Form S-4 (File No. 333-112977)

Ladies and Gentlemen:

         In accordance with Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Halliburton Company (the "Company"), a Delaware corporation, hereby makes this application to withdraw its Registration Statement on Form S-4 (File No. 333-112977), together with all amendments and exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on February 20, 2004 and amended on June 3, 2004 and July 19, 2004.

         The Registration Statement was filed to register $500,000,000 aggregate principal amount of senior notes due 2007 (the "notes") to be issued in exchange for a like principal amount of unregistered notes. The Registration Statement has not been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement. The Registration Statement is being withdrawn on the grounds that, due to the passage of time, the Company is obligated to file a Registration Statement on Form S-3 covering resales of the notes under the registration rights agreement it entered into with the initial purchasers of the notes in lieu of proceeding with an exchange offer under the Registration Statement.

         The Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
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         Please forward a copy of the Order Withdrawing the Registration
Statement to Darrell W. Taylor of the law firm of Baker Botts L.L.P., our outside counsel, via facsimile at (713) 229-1522 as soon as it is available. If you have any questions with respect to this request, please contact Mr. Taylor at (713) 229-1313.


                                             Sincerely yours,

                                             /s/ Margaret E. Carriere
                                             ------------------------------
                                             Halliburton Company
                                             Margaret E. Carriere
                                             Vice President and
                                             Secretary